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                          November 29, 2021

       George Arison
       Co-Chief Executive Officer and Chairman
       Shift Technologies, Inc.
       290 Division Street, Suite 400
       San Francisco, California 94103-4234

                                                        Re: Shift Technologies,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 23,
2021
                                                            File No. 333-261284

       Dear Mr. Arison:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Martin C. Glass, Esq.